Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

December 17, 2010

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alison White

Met Investors Series Trust (the “Registrant”)

(MetLife Aggressive Strategy Portfolio)

CIK: 0001126087

(333-170721)

Dear Ms. White:

This letter responds to your comments received on December 6, 2010 with respect to the above-referenced N-14 which was filed on November 19, 2010. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Since the waivers discussed on page 8 of the prospectus/proxy statement do not extend a year beyond the expected date of the prospectus/proxy statement, remove the references to the expense limitation agreement and waivers from the fee table and the footnotes to the fee table.

Response: The expense limitations have been extended through April 30, 2012. The disclosure in the prospectus/proxy statement has been revised accordingly.

2.	Comment: The current expense waivers should not be reflected in the Examples of Portfolio Expenses that appear on page 9 of the prospectus/proxy statement.

Response: The Examples of Portfolio Expenses have not been revised because the expense limitations have been extended through April 30, 2012.

3.	Comment: Sullivan & Worcester’s legal opinion states that the shares will be validly issued if they are issued in accordance with the Plan, the 1940 Act, the 1933 Act, and state law. Please explain supplementally how the shares could be issued not in accordance with the Plan, etc. or delete this language from the opinion.

Response: We believe that the limitations in our opinion are appropriate and that they are consistent with the forms of opinions relied upon by other registrants. The limitations are appropriate because our opinion is dated several months before the shares will be actually issued, and, after the issuance of our opinion, we cannot necessarily control the actions of the Registrant. Under the circumstances, we believe that it is appropriate to condition the opinion on the Registrant’s compliance with the Agreement and Plan of Reorganization and other matters.

EDGAR Operations Branch

December 17, 2010

Moreover, we believe that the form of our opinion is consistent with those prepared by other knowledgeable law firms and filed by other fund groups. For example, in a Form N-14 filing made by BlackRock Funds II on December 6, 2010 (File No. 333-171002), counsel’s opinion states, in relevant part: “it is our opinion that the Shares, when issued and sold in accordance with the Trust’s Declaration and Resolutions and for the consideration described in the applicable Agreement and Plan of Reorganization, will be validly issued . . . ..”

Similarly, in a filing on Form N-14 made by the Prudential Series Fund on August 24, 2009 (File No. 333-160785), counsel’s opinion bases its conclusion in relevant part on the assumption that the shares will be issued “in accordance with the terms and conditions set forth in the Plan [of Reorganization].”.

4.	Comment: The second paragraph of the Introductory Paragraph to the pro forma combining financial statements should state that the statements of assets and liabilities and portfolio of investments reflect the financial position of MSF Portfolio and MIST Portfolio, as though the reorganization occurred as of June 30, 2010, not as of July 30, 2010.

Response: The requested change has been made.

5.	Comment: In the Combined Pro Forma Statement of Operations, please provide a footnote regarding the adjustment with respect to the deferred expense reimbursement.

Response: The requested footnote has been added.

6.	Comment: Please provide a Tandy representation.

Response: The Tandy representation appears at the end of this letter.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

EDGAR Operations Branch

December 17, 2010

*        *        *

If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

John L. Chilton

cc:	Michael P. Lawlor, Esq.

David C. Mahaffey, Esq.